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                                                                      Exhibit 99


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Investor Release
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 FOR IMMEDIATE RELEASE                    FOR MORE INFORMATION CONTACT:
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 03/26/98                                 Investors: Mary Healy, 630-623-6429
                                          Media: Chuck Ebeling, 630-623-6150


                   McDONALD'S ANNOUNCES STRATEGIC INITIATIVES
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OAK BROOK, IL -- McDonald's Corporation today announced important initiatives to improve restaurant operations, enhance returns and reduce expenses. These initiatives include the introduction of a new food preparation system in all U.S. restaurants; a new financing approach to increase returns on new U.S. restaurants for owner/operators and the Company; and plans to improve home office staff alignment, focus and productivity, and to reduce selling, general and administrative expenses.

Michael R. Quinlan, Chairman and Chief Executive Officer, said, "We are focused on increasing shareholder value by growing sales and operating income, managing capital and costs effectively, and using free cash flow and debt capacity to fund ongoing share repurchases. Innovation has always played a key role in McDonald's long-term success. These initiatives are examples of how we continue to innovate and change to improve our customers' experience, motivate and reward our owner/operators and strengthen shareholder returns. These changes are significant and necessary for future growth.

Innovative Food Preparation

"Our extensive menu in the U.S. has created a challenge and an opportunity to innovate food preparation. We are pleased to announce our new food preparation system called 'Made for You' which through advances in equipment and technology allows us to serve hotter and fresher food . . . at the speed of McDonald's. We expect all U.S. McDonald's restaurants will be using 'Made for You' by the end of next year.
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"This new system will deliver substantial benefits to customers as well as the
McDonald's System. The most important benefit to customers will be fresher, hotter food . . . served fast. Restaurant managers and crew will benefit from an easy-to-use system that takes the stress and guesswork out of delivering great-tasting food. Owner/operators will benefit from reduced operating costs as well as more satisfied customers and employees. Test results indicate food cost savings of .2% to 1.4% of sales. Some restaurants also improved crew satisfaction and reduced crew turnover, a significant benefit in the tight U.S. labor market. Our 'Made for You' system also supports future growth through product development because it can more easily accommodate an expanded menu.

"The average investment per traditional restaurant to implement the new system is estimated to be approximately $25,000 or less. To underscore our commitment to 'Made for You', we are prepared to provide financial incentives to McDonald's owner/operators of up to $12,500 per traditional restaurant to defray the cost of equipment made obsolete as a result of conversion to this new system. We may also share additional costs in special cases where the conversion is more extensive.

"We expect the final plan for the introduction of 'Made for You' to the U.S. System to be approved in the second quarter and anticipate that a special charge to operating income of approximately $170-$190 million will be recorded in the second quarter 1998.

Innovative Restaurant Financing

"Through an innovative financing approach, we are offering owner/operators an opportunity to lower their occupancy costs for new U.S. restaurants by buying the restaurant building. Under this approach, we expect an owner/operator's annual cash flow will increase by $15,000 per restaurant on average in the first year, thereby increasing the value of their restaurant business. We also expect this program to increase the Company's returns on new restaurants. We will offer a similar program for U.S. restaurant relocations and rebuilds. We estimate the Company's U.S. annual capital spending will be approximately $150 - $200 million less under this new approach.
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Improving Productivity

"Last year we reorganized our U.S. business by creating five U.S. divisions. These divisional staffs, each led by a president, are directly focused on and accountable for field operations. We are very pleased with the results of the U.S. reorganization, which after only nine months has already brought increased field-based focus on customer satisfaction. To continue our progress, we plan to better align and streamline our home office functions to increase productivity and provide more focused support for our field organization.

"We have appointed an internal management team, assisted by a consulting firm, to undertake a comprehensive study of home office spending to determine alignment, productivity and cost reduction opportunities. We expect to conclude this study within the second quarter 1998, at which time we will quantify anticipated ongoing savings and record any related charge for one-time costs."

Jack M. Greenberg, Vice Chairman, Chairman and Chief Executive Officer U.S.A., said, "Our vision is to make McDonald's America's Best Fast Food Restaurant Experience. These initiatives are part of ongoing efforts to achieve this vision. Our goal is to be the best quick-service restaurant for customers, the best place to work for employees and the best place to invest time and money for franchisees and shareholders."

McDonald's is the largest and best-known global food service retailer, with more than 23,000 restaurants in 109 countries and territories. On any day, even as the market leader, McDonald's serves less than one percent of the world's population. The Company plans to expand its leadership position through convenience, superior value and excellent operations.

Forward-Looking Statements

Certain forward-looking statements are included in this release. They use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These statements reflect management's current expectations and involve a number of risks and uncertainties. Actual results could differ materially due to the success of business and operating initiatives including those discussed in this release; and changes in business and economic conditions; food, labor and other operating costs; consumer preferences, spending patterns and demographic trends; availability and cost of land and construction; accounting policies and practices and legislation and governmental regulation.